Exhibit 12.1

Calculation of Consolidated Ratio/Deficiency of Earnings

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIO/DEFICIENCY OF

EARNINGS TO FIXED CHARGES

(dollars in thousands)

	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Fixed Charges:
Interest expense on indebtedness, cash & non-cash	—	—	—	$3,836	—
Interest portion of rental expense	—	—	—	423	—

Total Fixed Charges	—	—	—	$4,259	—

Earnings:
Net income before benefit for income taxes	—	—	—	$30,648	—
Fixed charges per above	—	—	—	4,259	—

Total earnings	—	—	—	$34,907	—

Ratio of earnings to fixed charges(1)	—	—	—	8.2	—

Deficiency of earnings available to cover fixed charges(2)	$(52,739)	$(107,029)	$(114,394)	—	$(58,789)

(1)	Our ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated above are the same as our ratios of earnings to fixed charges set forth above.
(2)	We did not record earnings for any of the fiscal years ended December 31, 2014, 2013, 2012 and 2010. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or ratio of earnings to combined fixed charges and preferred stock dividends for such periods.